Exhibit 99.1

Can-Fite Reports New Data on CF102’s Liver Protective & Regenerative Properties
Published in Scientific Journal

●	Article published in Molecular Medicine Reports

●	CF102 is currently in global Phase II trial for liver cancer and preparing for Phase II trial in NASH

●	Statistically significant data in preclinical studies show CF102 protects against ischemia/reperfusion injury and liver hepatectomy, as compared to placebo

PETACH TIKVA, Israel, September 20, 2016 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs being developed to treat inflammatory diseases, cancer and sexual dysfunction, today announced the peer reviewed scientific journal Molecular Medicine Report has published an article titled, “A3 adenosine receptor agonist, CF102, protects against hepatic ischemia/reperfusion injury following partial hepatectomy.” The article reports the results of preclinical studies conducted by Can-Fite, showing the Company’s liver cancer drug candidate CF102 protects the liver from ischemia/reperfusion injury and regenerates liver cells following partial hepatectomy.

Liver surgery, liver transplantation, and toxic liver conditions such as non-alcoholic steatohepatitis (NASH) can lead to injury of the liver characterized by inflammatory conditions and liver cell death. The studies showed that CF102 protected the liver against ischemic reperfusion manifested by a statistically significant (p<0.05) reduction in key liver enzymes, SGOT and SGPT. In addition, in studies where partial liver hepatectomy was conducted, a 45% increase in the regeneration rate of the remaining liver was observed after CF102 treatment, compared to placebo which regenerated only by 24%.

“We have a growing body of data pointing to the powerful liver protective properties of CF102. This supports our ongoing Phase II trial of CF102 as a second line treatment for hepatocellular carcinoma. These preclinical data are also valuable in showing CF102 holds promise in the treatment of NASH and other liver diseases and injuries,” stated Can-Fite CEO Dr. Pnina Fishman.

About CF102

CF102 is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug. In Can-Fite's pre-clinical and clinical studies, CF102 has demonstrated a robust anti-tumor effect via deregulation of the Wnt signaling pathway, resulting in apoptosis of liver cancer cells. Based on preclinical data showing CF102 has strong liver protective properties, Can-Fite intends to initiate a Phase II study in NASH. Can-Fite has received Orphan Drug Designation for CF102 in Europe and the U.S., as well as Fast Track Status in the U.S. as a second line treatment for hepatocellular carcinoma.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company's lead drug candidate, Piclidenoson, is scheduled to enter Phase III trials in 2016 for two indications, rheumatoid arthritis and psoriasis. The rheumatoid arthritis Phase III protocol has recently been agreed with the European Medicines Agency. Can-Fite's liver cancer drug CF102 is in Phase II trials for patients with liver cancer and is slated to enter Phase II for the treatment of non-alcoholic steatohepatitis (NASH). CF102 has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for hepatocellular carcinoma by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and is being prepared for an IND submission to the FDA and a Phase I trial. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114